

September 16, 2014

Via E-mail
Mr. Andre van Niekerk
Chief Financial Officer
Golden Star Resources Ltd.
150 King Street West
Sun Financial Tower, Suite 1200
Toronto, Ontario M5H IJ9

**Re:    Golden Star Resources Ltd.
Form 40-F for the Year Ended December 31, 2013
Filed March 25, 2014
Response Dated August 25, 2014
File No. 001-12284**

Dear Mr. Niekerk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.1 – Annual Information Form
Consolidated Mineral Resources and Mineral Reserve Estimations, page 32

1.    We note your response to comment one from our letter dated July 29, 2014.  Please tell us the specific tonnes and grade of your proven and probable reserves for the Prestea Underground project as calculated at the lower gold price of $1300 per ounce.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.  Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining